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                             September 23, 2022

       Kevin Morris
       Chief Financial Officer
       Miso Robotics, Inc.
       680 East Colorado Blvd, Suite 500
       Pasadena, CA 91101

                                                        Re: Miso Robotics, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed September 9,
2022
                                                            File No. 024-11964

       Dear Mr. Morris:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 6, 2022 letter.

       Amendment No. 1 to Form 1-A

       Our Business, page 16

   1. You disclose that in in 2021 and 2020, two customers accounted for a total of 84% and
                                                        92% of the company   s
revenue, respectively. Please identify the two customers and discuss the material
terms of your agreements, if any, with these customers. If material, please file the
agreements as exhibits. Balance your discussion of other customers in the offering statement by
disclosing the amount of revenue that you have been generating from each. Please also
add a risk factor addressing your reliance on two customers and any uncertainties
regarding those relationships.
 Kevin Morris
FirstName LastNameKevin   Morris
Miso Robotics, Inc.
Comapany 23,
September NameMiso
              2022 Robotics, Inc.
September
Page 2    23, 2022 Page 2
FirstName LastName
Compensation to Directors and Executive Officers, page 27

2. We note your revisions to the Compensation of Directors and Officers chart. Please revise to reflect the accurate sum of all five directors as a group. The sum is currently zero, but the chart shows that at least $120,000 was paid to Buck Jordan, President and Director.
Security Ownership of Management and Certain Security Holders, page 28

3. Please disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the securities owned by entities such as New Direction Trust Company, Odyssey Trust Company, and
         Dealmaker.
Plan of Distribution and Selling Security Holders
Bonus Shares for Certain Investors (Up to 10%), page 36

4. Please disclose whether investors will be required to pay any fees to create a Dealmaker account in order to be eligible to receive bonus shares.
       You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 or Jan Woo,
Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Andrew Stephenson